SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005; or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

RELIV' INTERNATIONAL, INC.
401(k) PLAN
(Full Title of Plan)

RELIV’ INTERNATIONAL, INC.
(Name of Issuer of the Securities held Pursuant to the Plan)

Commission File No. 1-11768

Delaware	37-1172197
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
(Address of principal executive offices) (Zip Code)

(636) 537-9715
(Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2006	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

By: /s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Reliv International, Inc. 401(k) Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Exhibit

Index to Exhibit	10

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
May 19, 2006

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash	$41,323	$30,867
Investments, at fair value:
Mutual funds	4,132,438	3,188,412
Reliv International, Inc. stock	8,417,584	6,083,587
Collective investment trusts	797,775	458,388
Participant notes receivable	134,043	121,929
Total investments	13,481,840	9,852,316

Net assets available for benefits	$13,523,163	$9,883,183

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions
Investment income (loss):
Net realized and unrealized appreciation in fair value of investments	$2,904,978	$2,962,505
Interest and dividends	229,430	150,773
Changes in the cash surrender value of life insurance	-	(5,676)
	3,134,408	3,107,602

Contributions:
Employer	384,157	337,833
Participants	534,198	490,717
	918,355	828,550

Total additions	4,052,763	3,936,152

Deductions
Benefits paid to participants	391,975	163,308
Administrative expenses	20,808	22,275
Total deductions	412,783	185,583

Net increase in net assets available for benefits	3,639,980	3,750,569
Net assets available for benefits:
Beginning of year	9,883,183	6,132,614
End of year	$13,523,163	$9,883,183

See accompanying notes.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2004.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective August 1, 2005, the Plan changed asset custodians from Mid Atlantic Capital Corporation to Charles Schwab Trust Company.

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2005 and 2004, the Company contributed on behalf of each participant an amount equal to .75% of the first 15% of the participant’s compensation deferral. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company stock and various mutual funds.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from non-vested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by the custodian. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Units of collective investment trusts are valued at quoted redemption values at the end of the last business day of the year. Participant loans are valued at cost, which approximates fair market value.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of non-vested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $7,101 and $2,376 at December 31, 2005 and 2004, respectively. Forfeitures used to offset employer contributions amounted to $17,217 and $8,263 during the years ended December 31, 2005 and 2004, respectively.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 2004 information to conform to the 2005 presentation.

3. Investments

All investments are participant-directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2005 and 2004, are summarized as follows:

	December 31
	2005	2004
Investments in company stock:
Reliv International, Inc.	$8,417,584	$6,083,587
Mutual funds:
The Growth Fund of America - Class A	854,026	Less than 5%
Collective investments trusts:
Federated Capital Preservation Fund	797,775	Less than 5%

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation in Fair Value
	2005	2004

Mutual funds	$93,788	$308,201
Reliv International, Inc. common stock	2,811,190	2,654,304
	$2,904,978	$2,962,505

Total cash dividends related to the Reliv International, Inc. company stock were $61,312 and $44,419 during the years ended December 31, 2005 and 2004, respectively.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The plan sponsor has not received a determination letter on its adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2006-6, the plan sponsor has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code (the Code) to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and believes the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Events

Effective January 1, 2006, the Company changed its discretionary matching contribution on behalf of each participant equal to 50% of the first 15% of the qualified participant’s compensation deferrals.

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2005

Identify of Issuer	Description of Investment	Current Value

PIMCO Total Return, Admin Class	55,463.575 shares, mutual fund	$582,368
American Beacon Small Cap Val Pln	13,591.895 shares, mutual fund	272,246
Dreyfus S&P 500 Index Fund	9,244.220 shares, mutual fund	336,027
The Growth Fund of America - R4	27,836.561 shares, mutual fund	854,026
Turner Midcap Growth Fund	8,338.635 shares, mutual fund	228,229
EuroPacific Growth Fund - R4	15,055.776 shares, mutual fund	611,716
Cohen & Steers Realty Focus	5,736.487 shares, mutual fund	337,879
Trendstar Small-Cap Fund	20,044.833 shares, mutual fund	242,943
Lord Abbett Mid Cap Value Fund	9,749.635 shares, mutual fund	218,489
Vanguard Windsor II Admiral Shs.	8,063.917 shares, mutual fund	448,515
Federated Capital Preservation Fund	79,777.563 units, collective investment trust	797,775
Reliv International, Inc.*	638,073 shares of Company stock	8,417,584
Various participants*	Participant loans, interest rates of 5.0% to 10.5%, maturing between 2006 and 2018	134,043

		$13,481,840

*Represents a party-in-interest.

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm